100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101, Tel: +1 (651) 389-4100 www.polymetmining.com

January 2, 2013

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. John Reynolds
Assistant Director

Re: Registration Statement on Form F-3 for PolyMet Mining Corp. (File No. No. 333-185071)

Dear Mr. Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant under the above-referenced registration statement hereby requests acceleration of the effective date of the registration statement to January 4, 2013, at 10:00 a.m., New York time, or as soon as practicable thereafter. Please notify our outside counsel, Joseph Walsh, Esq., by phone at (212) 704-6030, by fax at (212) 704-5919, or by email at joseph.walsh@troutmansanders.com of the date and time that the registration statement has been declared effective.

Very truly yours,

POLYMET MINING CORP.

By: /s/ Douglas Newby
Name: Douglas Newby
Title: Chief Financial Officer

cc:

Shaz Niazi, United States Securities and Exchange Commission
Jim Lopez, United States Securities and Exchange Commission
Jonathan C. Cherry, PolyMet Mining Corp.
Henry I. Rothman, Troutman Sanders LLP
Joseph Walsh, Troutman Sanders LLP